Exhibit 19

Dillard’s, Inc. Insider Trading Policy

(excerpt from the Company’s Code of Conduct)

The Company's policy against insider trading is designed to promote compliance with securities laws and to protect the Company as well as Company representatives from the very serious liability and penalties that can result from violations of these laws. The Company is committed to maintaining its reputation for integrity and ethical conduct and this policy is an important part of that effort.

Insider trading is both illegal and unethical. Federal and state securities laws and Company policy prohibit the buying or selling of securities on the basis of material, non-public information. Directors and associates, at any level, who are aware of non- public material information related to the Company or any other persons with whom the Company is doing business, may not, directly or indirectly, use such material non-public information in purchasing or selling any securities of the Company or such persons. Directors and associates are prohibited from purchasing or selling the securities of the Company or such persons because they possess material, non-public information, may not have any other person purchase or sell securities on their behalf. Any purchases or sales made by another person on their behalf will be attributable to them. Material non-public information may not be disclosed to any person outside the Company (including relatives, friends or business associates and regardless of the purpose for which such disclosure may be made) until authorized Company officials have adequately disclosed the information to the public. For any questions regarding these topics, please consult with the Legal Department.

Short-term investment activity in the Company's securities, such as trading in or writing options, arbitrage trading or "day trading," is not appropriate under any circumstances, and accordingly is prohibited. In addition, associates should not take "short" positions in the Company's securities.

Directors and Associates, and their designees, are prohibited from purchasing financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds), or otherwise engage in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of the Company’s equity securities:

-	granted to the Associate or Director by the Company as part of the compensation of the Associate or Director; or
-	held, directly or indirectly, by the Director or Associate.

Transactions in foreign securities markets are subject to the policies and procedures described in this Code. Certain jurisdictions may have stricter requirements than those discussed in this Code, and associates should always consult with their local Legal Department representatives with regard to such requirements.

"Material information" is any information that a reasonable investor would consider important in deciding whether to buy, sell or hold securities. Examples include acquisitions and divestitures, changes in key management, large contracts, material contract cancellations, new products or processes, earnings figures and trends, dividend changes and important information on litigation, contracts or joint ventures. In addition, it should be emphasized that material information does not have to relate to the Company's business; information about the contents of a forthcoming publication in the financial press that is expected to affect the market price of a security could well be material. For any questions regarding the materiality of certain information, please consult the Legal Department.

Executive officers of the Company are frequently in possession of non-public material information. To prevent trading in Company stock while in possession of such confidential information, all executive officers should receive permission of the General Counsel or Principal Financial Officer before engaging in any trading of Company stock. Such permission will be effective for 24 hours only. An "executive officer" is an officer of the Company or one of its subsidiaries who is required to report his or her Company stock holdings and transactions to the Securities and Exchange Commission on Forms 3, 4 and 5.